EMBECTA CORP.

1 Becton Drive

Franklin Lakes, New Jersey 07417-1880

February 7, 2022

VIA EDGAR

Jason Drory

Ada D. Sarmento

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Embecta Corp.

Registration Statement on Form 10-12B

File No. 001-41186

Dear Mr. Drory and Ms. Sarmento:

Reference is made to the Registration Statement on Form 10 (File No. 001-41186) (as amended, the “Registration Statement”), filed by Embecta Corp. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on February 10, 2022, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, David K. Lam of Wachtell, Lipton, Rosen & Katz, at (212) 403-1394. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Sincerely,

Embecta Corp.

/s/ Devdatt Kurdikar
Name:	Devdatt Kurdikar
Title:	President and Chief Executive Officer

cc:	David K. Lam

Wachtell, Lipton, Rosen & Katz